# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported):  July 27, 2017**

# FEDERAL HOME LOAN BANK OF CHICAGO
**(Exact name of registrant as specified in its charter)**

| **Federally chartered corporation** | **000-51401** | **36-6001019** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **200 East Randolph Drive** | |
|---|---|
| **Chicago, Illinois** | **60601** |
| (Address of principal executive offices) | (Zip Code) |

**Registrant's telephone number, including area code:**
**(312) 565-5700**

**Former name or former address, if changed since last report:**
**Not Applicable**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐     Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐     Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐     Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐     Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

**Item 2.02 Results of Operations and Financial Condition.**

On July 27, 2017, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the quarter ended June 30, 2017 and the declaration of a dividend. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to successfully execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from its members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement new or enhanced products or programs, the impacts to the Bank from the Federal Housing Finance Agency's final membership rule and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on the Bank's website at www.fhlbc.com. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

**Item 9.01 Financial Statements and Exhibits**

(d) *Exhibits.* The following exhibit is being furnished herewith:

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Member Letter dated July 27, 2017 |

**Signature(s)**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**Federal Home Loan Bank of Chicago**

Date: July 27, 2017          By:     /s/ Roger D. Lundstrom

Roger D. Lundstrom
Executive Vice President and Chief Financial Officer

## Exhibit Index

| Exhibit No. | Description |
| --- | --- |
| 99.1 | Member Letter dated July 27, 2017 |

**Exhibit 99.1**

July 27, 2017

To Our Members:

I am pleased to announce that the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBC) has increased the dividend declared per share on both sub-classes of capital stock. Based on our preliminary financial results for the second quarter of 2017, the Board of Directors declared a dividend of 3.30% (annualized) for Class B1 activity capital stock (an increase of 15 basis points) and a dividend of 1.25% (annualized) for Class B2 membership capital stock (an increase of 20 basis points). The Class B2 capital stock dividend enhances the value of your membership; the Class B1capital stock dividend reduces the effective cost of borrowing from the Bank and rewards our members who support the entire cooperative through their advances.

In addition, we expect to report net income of $79 million for the second quarter of 2017 when we file our Form 10-Q with the Securities and Exchange Commission next month. Member demand at quarter-end for advances and letters of credit reached all-time highs in the second quarter. At June 30, 2017, advances were $46.8 billion, up 4% from December 31, 2016, and letters of credit were $13.2 billion, up 22% from December 31, 2016. As the Mortgage Partnership Finance® (MPF®) Program celebrates its 20th anniversary this summer (watch our video here), its volume continues to grow as more members enjoy the economic benefits of selling loans in the secondary market through their Federal Home Loan Bank. Click here for preliminary and unaudited financial results and details on the dividend payments.

**Surveying Your Business Needs**
As a member-focused cooperative, we strive to offer products and services that meet your business needs. This year, in addition to gathering feedback at individual meetings, regional member meetings, and various workshops and conferences, we're taking a formalized approach and have hired a research firm to help us refine our products and services to meet your needs. Beall Research will conduct a two-part survey of members, beginning with telephone interviews and then following up later this fall with an online survey. We hope you will take the time to speak with Beall Research if you are contacted for a telephone interview or reached via email. Your responses will help guide our future decisions as we strive to enhance the value of your membership. We will share the results with you when they are finalized.

**The Intersection of Now and Next**
We have arranged an outstanding lineup of thought-provoking leaders at our annual management conference on August 3-4 in Chicago:
- Condoleezza Rice, Secretary of State, 2005-2009
- John Brennan, CIA Director, 2013-2017
- Austan Goolsbee, Professor of Economics, University of Chicago Booth School of Business
- Joi Ito, Director, MIT Media Lab

We expect record attendance to hear these speakers discuss current events, opportunities, and challenges now and in the future. If you have not already registered, please click here; registration closes tomorrow, Friday, July 28. As always, thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Matt Feldman
President and CEO

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced products or programs, the impacts to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

**[The text below follows the first "click here" link]**

**Second Quarter 2017 Dividend**
On July 27, 2017, the Board of Directors of the Federal Home Loan Bank of Chicago (FHLBC) increased the dividend declared per share on both sub-classes of capital stock. Based on the FHLBC's preliminary financial results for the second quarter of 2017, the Board of Directors declared a dividend of 3.30% (annualized) for Class B1 activity capital stock (an increase of 15 basis points) and a dividend of 1.25% (annualized) for Class B2 membership capital stock (an increase of 20 basis points). The dividend will be paid by crediting members' accounts on August 15, 2017. The actual effective combined dividend rate on the total stock held by each member will depend on each member's level of advance activity with the FHLBC during the second quarter and the relative average number of shares of Class B2 membership stock and Class B1 activity stock outstanding during the quarter. The higher dividend paid on Class B1 stock, in effect, lowers your all-in borrowing costs from the FHLBC.

**Second Quarter 2017 Financial Highlights**
The results discussed here are preliminary and unaudited. Please refer to the Condensed Statements of Income and Statements of Condition on the next page. We expect to file our second quarter 2017 Form 10-Q with the Securities and Exchange Commission (SEC) next month. You will be able to access it on our website, www.fhlbc.com, or through the SEC's reporting website.

- We recorded net income of $79 million in the second quarter of 2017, down from $104 million in the second quarter of 2016; however, in the second quarter of 2016 we benefited from $38 million of litigation settlement awards related to our private-label mortgage-backed securities, compared to just $1 million during the second quarter of 2017.
- Net interest income for the second quarter of 2017 was $117 million, up from $111 million for the second quarter of 2016 as we benefited from the rising interest rate environment.
- Total investment securities decreased 11% to $18.8 billion at June 30, 2017, down from $21.0 billion at December 31, 2016, as our investment portfolio continued to pay down.
- Advances outstanding increased $1.7 billion to $46.8 billion at June 30, 2017, up from $45.1 billion at December 31, 2016.
- Total assets increased to $81.8 billion as of June 30, 2017, compared to $78.7 billion as of December 31, 2016.
- We reached close to $3.2 billion in retained earnings at June 30, 2017.
- We remained in compliance with all of our regulatory capital requirements as of June 30, 2017.

This publication contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, instability in the credit and debt markets, economic conditions (including effects on, among other things, mortgage-backed securities), changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to successfully execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from our members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement new or enhanced products or programs, the impacts to us from the Federal Housing Finance Agency's final membership rule, and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at www.fhlbc.com. We assume no obligation to update any forward-looking statements made in this publication. The financial results discussed in this publication are preliminary and unaudited. "Community First," "Mortgage Partnership Finance," and "MPF" are registered trademarks of the Federal Home Loan Bank of Chicago.

FHLB Chicago | Federal Home Loan Bank of Chicago

**Condensed Statements of Condition**
**(Dollars in millions)**
**(Preliminary and Unaudited)**

| | June 30, 2017 | December 31, 2016 | Change |
|---|---|---|---|
| Cash and due from banks, interest bearing deposits, Federal Funds sold, and securities purchased under agreement to resell | **$ 10,851** | $ 7,376 | 47 % |
| Investment securities | **18,778** | 21,035 | (11)% |
| Advances | **46,844** | 45,067 | 4 % |
| MPF Loans held in portfolio, net of allowance for credit losses | **4,965** | 4,967 | — % |
| Other | **341** | 247 | 38 % |
| **Assets** | **$ 81,779** | $ 78,692 | 4 % |
| | | | |
| Consolidated obligation discount notes | **$ 37,944** | $ 35,949 | 6 % |
| Consolidated obligation bonds | **37,878** | 36,903 | 3 % |
| Other | **1,211** | 1,145 | 6 % |
| **Liabilities** | **77,033** | 73,997 | 4 % |
| Capital stock | **1,526** | 1,711 | (11)% |
| Retained earnings | **3,153** | 3,020 | 4 % |
| Accumulated other comprehensive income (loss) | **67** | (36) | 286 % |
| **Capital** | **4,746** | 4,695 | 1 % |
| **Total liabilities and capital** | **$ 81,779** | $ 78,692 | 4 % |

**Condensed Statements of Income**
**(Dollars in millions)**
**(Preliminary and Unaudited)**

| | For the three months ended June 30, | | | For the year to date ended June 30, | | |
|---|---|---|---|---|---|---|
| | **2017** | 2016 | Change | **2017** | 2016 | Change |
| Interest income | **$ 373** | $ 317 | 18 % | **$ 710** | $ 635 | 12 % |
| Interest expense | **(256)** | (206) | 24 % | **(480)** | (404) | 19 % |
| Net interest income | **117** | 111 | 5 % | **230** | 231 | — % |
| Reversal of (provision for) credit losses | **(1)** | — | — % | **(1)** | — | — % |
| Net interest income after reversal of (provision for) credit losses | **116** | 111 | 5 % | **229** | 231 | (1)% |
| Litigation settlement awards | **1** | 38 | (97)% | **1** | 38 | (97)% |
| Other noninterest income | **15** | 12 | 25 % | **25** | 9 | 178 % |
| Noninterest income | **16** | 50 | (68)% | **26** | 47 | (45)% |
| Noninterest expense | **(44)** | (46) | (4)% | **(86)** | (86) | — % |
| Income before assessments | **88** | 115 | (23)% | **169** | 192 | (12)% |
| Affordable Housing Program assessment | **(9)** | (11) | (18)% | **(17)** | (19) | (11)% |
| Net income | **$ 79** | $ 104 | (24)% | **$ 152** | $ 173 | (12)% |
| | | | | | | |
| Average interest earning assets | **$80,982** | $78,352 | 3 % | **$80,455** | $75,282 | 7 % |
| Net interest income yield on average interest earning assets | **0.58%** | 0.57% | 0.01 % | **0.57%** | 0.61% | (0.04)% |